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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

China Education Alliance, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

16938Y-20-7
(CUSIP Number)

Guilan Feng
c/o China Education Alliance, Inc.
58 Heng Shan Road, Kun Lun Shopping Mall
Harbin, The People’s Republic of China 150090
86-451-8233-5794
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 13, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 16938Y-20-7	13D	Page 2 of 6 Pages

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Guilan Feng
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions)

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

People’s Republic of China
	7	Sole Voting Power

		1,333,334 (1)
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		1,333,334 (1)
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person:

1,333,334 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

6.9% (2)
14	Type of Reporting Person (See Instructions):

IN

(1)An initial Schedule 13D was required to be filed within 10 days of December 13, 2004, the closing of the Plan of Exchange between China Education Alliance, Inc. (the “Issuer”), Zhong He Li Da Education Technology, Inc., a corporation organized and existing under the laws of the People’s Republic of China (“ZHLD”) and Duane Bennett. The Reporting Person is filing this initial Schedule 13D on November 21, 2007 and it (i) reflects the Reporting Person’s shareholdings as of such filing date and (ii) discloses all transactions in the common stock by the Reporting Person since December 13, 2004. The numbers herein have been adjusted to reflect a 1-for-3 reverse stock split which was effective as of October 12, 2007.

(2)This percentage was calculated based on 19,332,041 shares of common stock of the Issuer issued and outstanding as of November 9, 2007.

CUSIP No. 16938Y-20-7

ITEM 1. Security and Issuer

The class of equity securities to which this statement on Schedule 13D (“Statement”) relates is the common stock, par value $0.001 per share of China Education Alliance, Inc., a North Carolina corporation (the “Issuer”). The address of the Issuer’s principal executive office is located at 58 Heng Shan Road, Kun Lun Shopping Mall, Harbin, The People’s Republic of China 150090.

ITEM 2. Identity and Background

a.	This statement is being filed by Guilan Feng, sometimes referred to herein as the “Reporting Person.”

b.	The business address of Guilan Feng is 58 Heng Shan Road, Kun Lun Shopping Mall, Harbin, The People’s Republic of China 150090.

c.	Guilan Feng is retired and has no current employer.

d.	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f.	Guilan Feng is a citizen of the People’s Republic of China.

ITEM 3. Source and Amount of Funds or Other Consideration

The securities acquired by the Reporting Person and reported in this Statement (the “Shares”) were acquired on December 13, 2004 (the “Closing Date”) pursuant to the terms of a Plan of Exchange dated as of September 15, 2004 between the Issuer (f/k/a ABC Realty Co.), Zhong He Li Da Education Technology, Inc., a corporation organized and existing under the laws of The People’s Republic of China (“ZHLD”) and Duane Bennett (hereinafter collectively referred to as the “Plan of Exchange”). Under the Plan of Exchange, the Shares were issued to the Reporting Person as consideration and in exchange for the Issuer’s acquisition of the registered share capital of ZHLD which was beneficially owned by the Reporting Person.

ITEM 4. Purpose of Transaction

The Shares were acquired in connection with the Plan of Exchange as discussed in Item 3 above.

Except as described herein, the Reporting Person has no plans or proposals that relate to or result in:

(a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any change in the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material changes in the Issuer's business or corporate structure;

(g) any changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

(h) the securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer

a.
As of the filing date of this Statement, the Reporting Person owns 1,333,334 shares, or 6.9%, of the Issuer’s outstanding common stock, par value $0.001 per share. This percentage assumes that there are 19,332,041 shares of common stock outstanding as of November 9, 2007.

b.	The Reporting Person has the sole power to vote or direct the vote and dispose or direct the disposition of the Shares.

c.
The Reporting Person initially acquired 3,333,334 shares of Common Stock of the Issuer on the Closing Date in connection with the Plan of Exchange. On May 8, 2006, the Reporting Person transferred, by way of gift and without any consideration, 2,000,000 shares of Common Stock to certain of her family members. As of the date of the date hereof, the Reporting Persons beneficially owns 1,333,334 shares of Common Stock.

d.	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Shares reported on this Statement.

e.	Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as discussed in Item 5 herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. Material to be filed as Exhibits

The following documents are hereby incorporated by reference as exhibits to this Statement:

1.
Plan of Exchange dated September 15, 2004 by and among the Issuer, Zhong He Li Da Education Technology, Inc., a corporation organized and existing under the laws of the People’s Republic of China and Duane Bennett, which is incorporated hereby by reference to Exhibit 10.1 to the Issuer’s Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 15, 2004.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2007

/s/ Guilan Feng
Guilan Feng